EXHIBIT 99.1

Anfield Energy Receives Draft Renewed Radioactive Materials License and Draft Groundwater Discharge Permit for Shootaring Canyon Mill from Utah DWMRC

VANCOUVER, British Columbia, Oct. 27, 2026 (GLOBE NEWSWIRE) -- Anfield Energy Inc. (“Anfield” or the “Company”) (TSX.V: AEC; NASDAQ: AEC; FRANKFURT: 0AD) is pleased to provide an update on the license renewal and site preparation activities at its Shootaring Canyon Mill (“Shootaring” or the “Mill”) in Garfield County, Utah. On October 21, 2026, the Utah Department of Environmental Quality’s Division of Waste Management and Radiation Control (“DWMRC” or the “Division”) provided the Company with draft copies of both the proposed renewed radioactive materials license for the Mill (the “Draft License”) and the proposed groundwater discharge permit for the Mill (the “Draft Permit”). Shootaring is one of only three licensed, permitted, and constructed conventional uranium mills in the United States and remains central to Anfield’s hub-and-spoke strategy.

Corey Dias, Anfield CEO, commented: “Receiving both the draft renewed license and draft groundwater discharge permit from DWMRC is meaningful progress on the Shootaring reactivation pathway and moves us one significant step closer to securing the renewed license. We appreciate the Division’s continued work on our application and look forward to the 45-day public comment process potentially commencing by the end of 2026.

In the interim, our team continues to remove legacy equipment from the mill under our existing license so that the mill is ready for refurbishment as soon as the renewed license is received, which we are targeting for the second quarter of 2027. Our goal remains to restore domestic conventional uranium and vanadium milling capacity in the United States.”

License Renewal Progress

Receipt of both the Draft License and Draft Permit is an important step in the renewal of the Mill’s radioactive materials license, which the Company’s wholly-owned subsidiary, Anfield Resources Holding Corp., applied for in its application dated April 5, 2024. Anfield has submitted all materials requested by the Division in connection with the application, and these materials and additional responses to the Division’s queries have informed both the Draft License and Draft Permit. The Company is reviewing both documents and expects to discuss them further with Division staff in the coming weeks.

Based on its discussions with Division staff to date, the Company currently anticipates that the documents will be ready for public notice and comment around the end of 2026, with the 45-day public comment period beginning either in late 2026 or early 2027. The timing of the public comment period is determined by the Division and remains subject to change.

Key Terms of the Draft License

As currently drafted, and subject to change before any final decision, the Draft License would, among other things:

  authorize the possession of natural uranium and 11e.(2) byproduct material at the Shootaring Canyon uranium milling facility; and
  provide that the mill production rate shall not exceed 1,500 tons – that is, 3 million pounds - of yellowcake per year.

The Draft License would also require the Company to maintain a financial surety and a valid groundwater discharge permit at all times. In addition, it sets out the groundwater monitoring network, compliance monitoring and reporting requirements, and best available technology performance standards for the Mill’s process ponds, South Cell and decontamination pad.

Planned Mill Upgrades

Separately from the terms of the Draft License, the Company’s refurbishment plans for Shootaring target a throughput capacity of 1,000 tons per day and the addition of a new vanadium circuit, supporting the Company’s plan to process both uranium and vanadium ore from multiple project sources through Shootaring as the central hub.

Site Preparation Activities

The Company continues site preparation work within the Mill’s leach area under its existing license. This work focuses on removing equipment that Anfield intends to replace as part of the refurbishment, including leach tanks, associated piping, electrical systems, pumps, motors and related infrastructure.

Subject to the issuance of the renewed license, Anfield is targeting the start of major refurbishment work in the second quarter of 2027. The Company expects the site preparation completed under the existing license to help shorten the overall refurbishment timeline after the renewed license is issued.

Qualified Person

Douglas L. Beahm, P.E., P.G., is the Company’s qualified person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and has reviewed, verified and approved the scientific and technical information contained in this news release. Mr. Beahm is not independent of the Company, as he is the Company’s Chief Operating Officer.

About Anfield

Anfield Energy is a uranium and vanadium development and near-term production company committed to becoming a significant supplier of energy-related fuels through sustainable, efficient growth of its U.S.-based assets. The Company’s flagship asset is the Shootaring Canyon Mill in Utah, one of only three licensed, permitted, and constructed conventional uranium mills in the country. Anfield’s portfolio includes the advanced Velvet-Wood project (Utah) and other conventional uranium-vanadium assets in Utah, Colorado, Arizona, and New Mexico. All of Anfield’s assets are located in the United States, positioning the Company to help meet America’s growing nuclear fuel needs.

On behalf of the Board of Directors
ANFIELD ENERGY INC.
Corey Dias, Chief Executive Officer

Contact:
Anfield Energy, Inc.
Corporate Communications
604-669-5762
contact@anfieldenergy.com
www.anfieldenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes”, “target” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “occur” or “be achieved”. Forward-looking statements in this release include, but are not limited to, statements regarding the anticipated timeline for receipt of a renewed radioactive materials license for the Shootaring Canyon Mill; the potential refurbishment of the Mill; anticipated upgrades and throughput capacity for the Mill; and uranium market conditions.

Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance and opportunities to differ materially from those implied by such forward-looking statements, including, among other things: the risk of delays in the public comment period for the renewal of the radioactive materials license; the risk that the license is not renewed when anticipated or at all, or that additional requirements are imposed on the renewal; the need for additional federal, state or local permits or approvals; the ability of the Company to obtain financing; construction, contractor, mobilization and operating risks, including risks related to the condition of the underground workings; fluctuations in the prices of uranium and vanadium; the need to comply with environmental and governmental regulations in Canada and the United States; competition; and other risks and uncertainties set forth in the Company’s annual information form, management’s discussion and analysis and other disclosures of risk factors filed on SEDAR+ at www.sedarplus.ca. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.